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ED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

SEC Mail Processing Section
RECEIVED
MAR 10 2011
Wash., DC
110

SEC FILE NUMBER
8-36372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cullen Investment Group, Ltd.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
18266
FIRM ID. NO.

1404 South College Road
(No. and Street)

Lafayette,	LA	70503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David C. Bordes — 337-237-8000 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte Sehrt Romig Hand
(Name- *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

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OATH OR AFFIRMATION

I, David C. Bordes ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cullen Investment Group, Ltd. as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David C. Bordes
Signature

President
Title

Eric Fontenot
Notary Public ID 67380

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CULLEN INVESTMENT GROUP, LTD.
AND SUBSIDIARY

Audit of Consolidated Financial Statements

December 31, 2010

Contents

LaPorte Sehrt Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Board of Directors
Cullen Investment Group, Ltd. and Subsidiary

We have audited the accompanying consolidated statement of financial position of Cullen Investment Group, Ltd. and Subsidiary (the Company) as of December 31, 2010, and the related consolidated statement of operations, changes in stockholders' equity, c hanges in liabilities subordinated to claims of general creditors and cash flows, for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cullen Investment Group, Ltd. and Subsidiary as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

La Porte, Sehrt, Romig & Hand

A Professional Accounting Corporation

February 17, 2011

111 Veterans Memorial Boulevard, Suite 600, Metairie, LA 70005 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 • 225.296.5150 • Fax 225.296.5151
www.laporte.com

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY
Consolidated Statement of Financial Position
December 31, 2010

Assets		
Cash and Cash Equivalents	$	112,993
Cash and Cash Equivalents - Restricted		3,830
Commissions Receivable		11,487
Receivables - Other		735
Investment Securities Owned, Held at Clearing Broker		
Marketable - Restricted, at Market Value		32,700
Marketable - Unrestricted, at Market Value		116,404
Property and Equipment, Net of Accumulated Depreciation of $196,558		14,625
Other Assets		7,117
Total Assets	$	299,891
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	55,963
Total Liabilities		55,963
Stockholder's Equity		
Common Stock, 1,000 shares issue and outstanding, no par value		10,000
Paid in Capital		19,774
Retained Earnings		214,154
Total Stockholder's Equity		243,928
Total Liabilities and Stockholder's Equity	$	299,891

The accompanying notes are an integral part of these consolidated financial statements.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY
Consolidated Statement of Operations
For the Year Ended December 31, 2010

Revenues	
Commissions	$ 307,995
Investment Advisory Fees	952,506
Unrealized Gain on Investment Securities	26,236
Dividend Income	3,309
Interest Income	180
Other Income	3,645
Total Revenues	1,293,871
Expenses	
Employee Compensation and Benefits	370,517
Commissions	174,175
Clearing Cost	132,680
Occupancy	77,437
General and Administrative Expenses	166,420
Total Expenses	921,229
Net Income	$ 372,642

The accompanying notes are an integral part of these consolidated financial statements.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ending December 31, 2010

	Common Stock				
	Shares Outstanding	Amount	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2009	1,000	$ 10,000	$ 19,774	$ 191,512	$ 221,286
Net Income	-	-	-	372,642	372,642
Dividend Distributions	-	-	-	(350,000)	(350,000)
Balance, December 31, 2010	1,000	$ 10,000	$ 19,774	$ 214,154	$ 243,928

The accompanying notes are an integral part of these consolidated financial statements.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY
Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2010

Subordinated Borrowings at December 31, 2009	$	-
Increases		-
Decreases		-
Subordinated Borrowings at December 31, 2010	$	-

The accompanying notes are an integral part of these consolidated financial statements.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flows From Operating Activities	
Net Income	$ 372,642
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation and Amortization	11,199
Increase in Investment Securities Owned Held at Clearing Broker	(26,453)
Decrease in Commissions and Other Receivable	815
Decrease in Other Assets	1,320
Increase in Accounts Payable and Accrued Expenses	44,476
Net Cash Provided by Operating Activities	403,999
Cash Flows from Investing Activities	
Purchases of Property and Equipment	(2,875)
Net Cash Used in Investing Activities	(2,875)
Cash Flows from Financing Activities	
Distributions to Stockholder	(350,000)
Net Cash Used in Financing Activities	(350,000)
Net Increase in Cash and Cash Equivalents	51,124
Cash and Cash Equivalents - Beginning of Year	65,699
Cash and Cash Equivalents - End of Year	$ 116,823

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company

Cullen Investment Group, Ltd. and Subsidiary (the Company) was incorporated under the provisions of the laws of the State of Louisiana on October 7, 1986. The Company is a broker/dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company operates pursuant to the exemptive provisions of section k(2)(ii) of the Securities and Exchange Commissions Rule 15(c)3-3 and does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority and is registered as a securities dealer with the State of Louisiana. The Company's customers are principally located in Lafayette, Louisiana and the surrounding area.

Principles of Consolidation

The consolidated financial statements include the accounts of Cullen Investment Group, Ltd., and its wholly-owned subsidiary, Cullen Aviation, LLC, all collectively referred to as the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Investment Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Revenue Recognition

Securities transactions and related commission revenues and expenses in regular-way trades are recorded on the trade date, as if they had settled. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Underwriting fees are recorded at the time the underwriting is complete and the income is readily determinable. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Commissions Receivable

Commissions receivable represents uncollected commissions and fees due from clearing and other brokers.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years. Depreciation and amortization charged to operations amounted to $11,199 for the year ended December 31, 2010.

Note 1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has elected S corporation status effective October 1, 2004. Earnings and losses after that date are included in the personal income tax returns of the stockholder and taxed depending on his personal tax strategies. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Agreement with Clearing Organizations

The Company utilizes Raymond James & Associates, Inc. as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $25,000. At December 31, 2010, $36,530 of cash and marketable securities is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2010, the Company had net capital of $195,361, which was $95,361 in excess of its required net capital of $100,000.

Note 3. Investment Securities

Investment securities owned, held at clearing broker consist of the Company's trading and investment accounts at market value. These investments as of December 31, 2010 are summarized as follows:

Securities Owned, Held at Clearing Broker:	
Corporate Stocks	$ 147,200
Mutual Funds	1,904
Total	$ 149,104

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Note 3. Investment Securities (Continued)

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used during the year ended December 31, 2010.

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2010 are as follows:

	Level 1	Level 2	Level 3
Assets			
Securities Owned, Held at Clearing Broker	$ 149,104	$ -	$ -

Note 4. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices.

Note 4. Off-Balance Sheet Risk and Concentration of Credit Risk (Continued)

The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should its clearing broker, who clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of its clearing broker and all counterparties with which it conducts business.

Note 5. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2010, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

Note 6. Related Party Transactions

The Company leases office space from an entity owned by the Company's stockholder. The lease extends through December 31, 2010. The Company signed a new lease on January 1, 2011 that extends through December 31, 2011. Net rent expense paid to this entity totaled approximately $46,200 for the year ended December 31, 2010. Future minimum rental payments due under this arrangement total $46,200 for the year ending December 31, 2011.

Note 7. Retirement Plans

The Company maintains a defined contribution money purchase profit sharing plan, which covers all employees meeting certain age and length of service requirements. Contributions are determined annually by the Company. The Company may contribute up to 25% of eligible compensation, subject to statutory limitations. Employer contributions to the plan totaled $42,715 for the year ended December 31, 2010. The Company contributed at an average rate of 14% of total compensation for the year ended December 31, 2010.

Note 8. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the Income Taxes Topic of the FASB Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files U.S. a federal income tax return and Louisiana state income tax returns. Returns filed in these jurisdictions for tax years ended on or after December 31, 2007 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

At December 31, 2010, the Company had no uncertain tax positions.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $195,361, which was $95,361 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .29 to 1 at December 31, 2010.

Note 10. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 17, 2011, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY
Supplementary Information

Schedule I
Consolidated General and Administrative Expenses
For the Year Ended December 31, 2010

Professional Services	$	21,951
Quotes and Research		16,704
Insurance		14,596
Contributions		14,169
Dues and Subscriptions		12,963
Office Expense		12,903
Entertainment		12,102
Computer Supplies		11,917
Registration and Licences		9,890
Contract Labor		9,387
Repairs and Maintenance		6,389
Miscellaneous		5,961
Travel		4,055
Auto Expense		3,751
Postage		3,717
Fuel		3,255
Taxes - Other		2,475
Website Maintenance		100
Bank Charges		98
Publications		20
Education		17
Total General and Administrative Expenses	$	166,420

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY
Supplementary Information

Schedule II
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Net Capital	
Total Stockholder's Equity	$ 243,928
Deductions and/or Charges	
Property and Equipment, Net	(14,625)
Other Assets	(9,294)
Net Capital Before Haircuts on Securities Positions	220,009
Haircuts on Securities	(24,648)
Net Capital	$ 195,361
Aggregate Indebtedness	$ 55,963
Computation of Basic Net Capital Requirement	
Net Capital Required	$ 100,000
Excess of Net Capital	$ 95,361
Excess Net Capital at 1,000%	$ 189,765
Ratio: Aggregate Indebtedness to Net Capital	0.29 to 1
Reconciliation with Company's Computation	
(Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 195,361
Net Capital Per Above	$ 195,361

Schedule III
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Cullen Investment Group, Ltd. and Subsidiary is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Cullen Investment Group, Ltd. and Subsidiary carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2010, Cullen Investment Group, Ltd. and Subsidiary has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Information Relating To Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Cullen Investment Group, Ltd. and Subsidiary is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Cullen Investment Group, Ltd. and Subsidiary carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2010, Cullen Investment Group, Ltd. and Subsidiary has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule V
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Cullen Investment Group, Ltd. and Subsidiary is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Cullen Investment Group, Ltd. and Subsidiary carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2010, Cullen Investment Group, Ltd. and Subsidiary has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

LaPorte Sehrt
Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Control

To the Board of Directors
Cullen Investment Group, Ltd. and Subsidiary

In planning and performing our audit of the consolidated financial statements of Cullen Investment Group, Ltd. and Subsidiary (the Company) for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

111 Veterans Memorial Boulevard, Suite 600, Metairie, LA 70005 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 • 225.296.5150 • Fax 225.296.5151
www.laporte.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaPorte, Sehrt, Romig & Hand

A Professional Accounting Corporation

February 17, 2011

LaPorte Sehrt
Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Directors
Cullen Investment Group, Ltd. and Subsidiary

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments on Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Cullen Investment Group, Ltd. and Subsidiary (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

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5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte, Sehrt, Romig & Hand

A Professional Accounting Corporation

February 17, 2011